Exhibit 99.3

CURALEAF HOLDINGS, INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS AND NOTICE OF AVAILABILITY OF MEETING MATERIALS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of the shareholders (the “Meeting”) of Curaleaf Holdings, Inc. (the “Company”) will be held on October 4, 2023 at 9:00 a.m. (Eastern Time). This year again, the meeting will be held in a virtual format only. Our virtual annual general and special meeting of shareholders will allow all shareholders an equal opportunity to attend, vote and submit questions, no matter where they may physically be located on October 4, 2023. The Meeting will be held in virtual form only via live webcast at https://web.lumiagm.com/265315617.

The items for consideration at the Meeting are as follows:

1.	to receive and consider the annual audited financial statements of the Company for the financial year ended December 31, 2022, together with the notes thereto and the auditors’ report thereon (the “Financial Statements”);

2.	set the number of directors to ten (10) and elect as directors for the forthcoming year the eight (8) nominees proposed by the Company (see page 3 of the accompanying management information circular (the “Information Circular”));

3.	to re-appoint PKF O’Connor Davies, LLP (“PKF O’Connor Davies”), Chartered Professional Accountants as auditors of the Company and authorize the board of directors of the Company (the “Board”) to fix the auditors’ remuneration and terms of engagement (see page 7 of the Information Circular);

4.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the full text of which is reproduced as Schedule “A” of the Information Circular) to authorize and approve an amendment to the Company’s articles, as amended, in order to: (i) create and authorize the issuance of an unlimited number of a new class of non-voting and non-participating exchangeable shares (the “Non-Voting Exchangeable Shares”) and (ii) restate the rights of the Company’s subordinate voting shares to provide for a conversion feature whereby each subordinate voting share may at any time, at the option of the holder, be converted into one Non-Voting Exchangeable Share (see page 8 and following of the Information Circular);

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the full text of which is reproduced on page 13 of the Information Circular) to approve certain amendments to the Company’s 2018 Stock and Incentive Plan, as amended, including all unallocated options, rights or other awards and entitlements issuable thereunder; and

6.	to transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

As a shareholder of the Company (a “Shareholder”), it is very important that you read the Information Circular and other Meeting Materials (as defined herein) carefully. They contain important information with respect to the matters to be considered at the Meeting, on how to vote your shares and to attend and participate at the Meeting.

The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) thereof is August 22, 2023 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) thereof. This year again, the Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Shareholders (or their duly appointed proxyholders) will have an equal opportunity to participate in the Meeting regardless of geographic location and equity ownership. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxyholders will be able to attend the Meeting online at https://web.lumiagm.com/265315617, where they can participate, vote, or submit questions during the Meeting’s live webcast. Non-registered holders of subordinate voting shares of the Company (“Non- Registered Holders”) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. If you are a Non-Registered Holder and have received these materials through your broker or through another intermediary, please follow the instructions set out in the voting instruction form or other instructions received from your financial intermediary to ensure that your subordinate voting shares of the Company will be voted at the Meeting by a duly appointed proxyholder or to ensure that you will be able to personally attend, participate and vote at the Meeting.

To be effective, the enclosed proxy or voting instruction must be returned to the Company’s registrar and transfer agent, Odyssey Trust Company (“Odyssey”) by: (i) mail using the enclosed return envelope; or (ii) hand delivery to Odyssey at Odyssey Trust Company, 1230, 300 5th Ave SW, Calgary, AB, T2P 3C4. Alternatively, you may vote by Internet at https://web.lumiagm.com/265315617 and by clicking “Vote”. All instructions are listed on the proxy or voting instruction form. Your proxy or voting instruction form must be received in each case no later than 4:00 p.m. (Eastern Time) on October 2, 2023 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) before the beginning of any adjournment(s) to the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting (including Non-Registered Holders who wish to appoint themselves as proxyholder in order to assist and vote at the Meeting directly) may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. Such appointed person need not be a Shareholder. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your shares, including if you are a Non-Registered Holder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to participate or vote at the Meeting and will only be able to attend as guests. To register a proxyholder, Shareholders MUST send an email to appointee@odysseytrust.com and provide Odyssey with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered Shareholder, or name of broker where the shares are held if a beneficial Shareholder, so that Odyssey may provide the proxyholder with a Username via email.

If you are a Non-Registered Holder, a voting instruction form, instead of a form of proxy, will be enclosed. You must follow the instructions provided by your intermediary in order to vote your shares. Non-Registered Holders are Shareholders that do not hold their shares of the Company in their own name and whose shares are held through an intermediary.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method to deliver the Information Circular, the Financial Statements and related management’s discussion and analysis, and other meeting materials of the Meeting (the “Meeting Materials”) to both Non-Registered Holders and registered Shareholders. The notice-and-access mechanism allows the Company to deliver the Meeting Materials over the Internet in accordance with the notice-and-access rules adopted by the Canadian Securities Administrators under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered Shareholders will receive a form of proxy and Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the Meeting Materials, Shareholders will receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the printing and mailing costs of the Meeting Materials. Shareholders are reminded to review carefully the Meeting Materials prior to voting.

Websites Where Meeting Materials Are Posted

Meeting Materials can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or at https://odysseytrust.com/client/curaleaf-holdings-inc/, the website for the Meeting Materials maintained by Odyssey. The Meeting Materials will remain posted on the Company’s profile on SEDAR+ and on Odyssey’s website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made at any time up to one year from the date the Meeting Materials are posted on Odyssey’s website. In order to receive a paper copy of the Meeting Materials, or if you have questions concerning notice-and-access, please call Odyssey, at 1-888-290-1175 (toll-free in North America) or at 1-587-885-0960 (direct from outside of North America). To receive paper copies of the Meeting Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than September 20, 2023. If you do request a paper copy of the Meeting Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this notice of annual general and special meeting of Shareholders and availability of Meeting Materials, for voting purposes.

DATED at New York, New York this 23rd day of August, 2023.

BY ORDER OF THE BOARD

(signed) “Boris Jordan”

Boris Jordan, Executive Chairman of the Board